Exhibit (a)(5)(F)

ROBBINS UMEDA LLP

BRIAN J. ROBBINS (190264)

STEPHEN J. ODDO (174828)

ARSHAN AMIRI (246874)

EDWARD B. GERARD (248053)

JUSTIN D. RIEGER (257321)

600 B Street, Suite 1900

San Diego, CA 92101

Telephone: (619) 525-3990

Facsimile: (619) 525-3991

FILED Santa Clara County 09/21/12 12:01pm David H. Yamasaki Chief Executive Officer By: mrawson DTSCIV010117 R#201200098888 CK $435.00 TL $435.00 Case: 1-12-CV-232774

Attorneys for Plaintiff

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SANTA CLARA

CHRISTOPHER WALSH, on Behalf of	)	Case No. 112CV232774
Himself and All Others Similarly Situated,	)
	)	CLASS ACTION
Plaintiff,	)
v.	)
	)	COMPLAINT BASED UPON SELF-
COMPLETE GENOMICS, INC.,	)	DEALING AND BREACH OF FIDUCIARY
CLIFFORD A. REID,	)	DUTY
CHARLES P. WAITE, JR.,	)
C. THOMAS CASKEY,	)
LEWIS J. SHUSTER,	)
ROBERT T. WALL,	)
BGI-SHENZHEN,	)
BETA ACQUISITION CORPORATION,	)
and DOES 1-25, inclusive,	)
)
Defendants.	)
)

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

BY FAX

SUMMARY OF THE ACTION

1. This is a stockholder class action brought by plaintiff on behalf of holders of common stock of Complete Genomics, Inc. (“Complete Genomics” or the “Company”) against Complete Genomics, the Company’s Board of Directors (the “Board” or the “Individual Defendants”), BGI-Shenzhen (“BGI”), and Beta Acquisition Corporation (“Merger Sub”). This action seeks to enjoin a proposed transaction announced on September 17, 2012, pursuant to which BGI will acquire Complete Genomics (the “Proposed Acquisition”) in exchange for $3.15 in cash (the “Proposed Consideration”), via a tender offer (the “Offer”). In pursuing the unlawful plan to induce shareholders of Complete Genomics to tender their shares in the Offer via an unfair and uninformed process, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, diligence, independence, good faith, and fair dealing.

2. Complete Genomics is a life sciences company that has developed and commercialized an innovative DNA sequencing platform. The Company’s human genome sequencing technology, based on its proprietary technology, provides a superior combination of quality, costs, and scale when compared to existing commercially available whole human genome sequencing platforms. On July 11, 2012, the Company announced that it successfully developed the technology to provide the most accurate human genomes available on the market today, the Company’s Long Fragment Read (“LFR”) technology. Defendant Clifford A. Reid (“Reid”), President, Chief Executive Officer (“CEO”), and Chairman of Complete Genomics commented on this momentous achievement by stating, “[w]e expect the introduction of this technological breakthrough to accelerate the move of whole genome sequencing into patient care, which in turn will begin to change the face of medicine.”

3. The foregoing is just one of numerous recent and anticipated developments that have the Company primed to break out of a temporary slump and into prominence in a blossoming industry. Since reaching $18.55 per share in June 2011, the Company’s stock price had fallen to $2.04 per share by June 4, 2012, the trading day before Complete Genomics announced it would evaluate strategic alternatives. Then momentum started to build. Fresh on

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

the heels of a significant contract win with the Mayo Clinic and a spot for the third consecutive year on MIT’s Technology Review Top 50 Innovative Companies List, the Company announced its game-changing LFR technology. On August 8, 2012, Complete Genomics also announced that it expected to gain a laboratory license under the Clinical Laboratory Improvement Amendments (“CLIA”) in the coming months, a crucial milestone to enable the Company to conduct genome sequencing primarily for clinical applications.

4. However, despite these positive developments and the strong market position they create for Complete Genomics in this attractive, fast-growing industry, the Individual Defendants have agreed to sell the Company now for the inadequate Proposed Consideration. The Proposed Consideration, which amounts to 32% less than the Company’s stock traded at as recently as February 13, 2012, fails to compensate Complete Genomics shareholders for the Company’s valuable technology, let alone the enormous clinical market the Company will be able to serve with its LFR technology.

5. In order to lock in the Proposed Acquisition, the defendants adopted numerous preclusive and onerous deal protection devices, set forth in the Agreement and Plan of Merger the Company entered into on September 15, 2012 (the “Merger Agreement”). These provisions, which collectively preclude any competing offers for the Company, include: (i) a “Top-Up Option,” which requires the Company to issue enough additional stock for BGI to purchase after the Offer expires so that BGI can acquire one more share than the 90% threshold needed to exercise a short-form merger, and avoid a shareholder vote on the Proposed Acquisition; (ii) a no-solicitation provision prohibiting the Company from properly shopping itself; (iii) a termination fee payable by the Company to BGI of $4 million if Complete Genomics is to accept a competing bid; and (iv) a five business-day matching rights period during which BGI can match any superior proposal received by the Company. In addition, each of the Individual Defendants entered into the Tender and Support Agreement with BGI, pursuant to which approximately 17.5% of the Company’s outstanding shares are committed to be tendered in the Offer. These provisions reflect an attempt by the Board to lock up the Proposed Acquisition at a price that grossly undervalues the Company.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

6. The Board has further decreased the likelihood of a competing offer by entering into an agreement with a subsidiary of BGI for a $30 million convertible note for the Company’s use (the “Loan Agreement”). The Loan Agreement operates as a de facto termination penalty in addition to the $4 million termination fee described above, as Complete Genomics would have to pay a fee of 4% of any amounts outstanding under the Loan Agreement should the Company accept a superior acquisition proposal, in addition to the interest due on the loan. As such, the already preclusive $4 million termination fee can balloon to as high as $5.2 million, further locking up the Proposed Acquisition in its current form and reducing the likelihood of a competing bid.

7. Because the Individual Defendants dominate and control the business and corporate affairs of Complete Genomics, there exists an imbalance and disparity of economic power between them and the public shareholders of Complete Genomics. Therefore, it is inherently unfair for the Individual Defendants to execute and pursue any Proposed Acquisition agreement under which they will reap disproportionate benefits to the exclusion of obtaining the maximum shareholder value. Nonetheless, instead of attempting to negotiate a contract reflecting the best consideration reasonably available for Complete Genomics shareholders, who they are duty-bound to serve, the Individual Defendants disloyally placed their own interests first, and tailored the terms and conditions of the Proposed Acquisition to meet their own personal needs and objectives.

8. In short, the Proposed Acquisition is designed to unlawfully divest Complete Genomics’ public shareholders of the Company’s valuable assets for grossly inadequate consideration. To remedy defendants’ breaches of fiduciary duty and other misconduct, plaintiff seeks, inter alia: (i) injunctive relief preventing consummation of the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain a transaction that provides the best possible terms for shareholders; (ii) a directive to the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Complete Genomics shareholders; and (iii) rescission of, to the extent already implemented, the Merger Agreement, or any of the terms thereof.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

JURISDICTION AND VENUE

9. This Court has jurisdiction over the causes of action asserted herein pursuant to the California Constitution, Article VI, §10, because this case is a cause not given by statute to other trial courts.

10. This Court has jurisdiction over this action because certain of the defendants conduct business in and/or have sufficient minimum contacts with California.

11. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

PARTIES

12. Plaintiff Christopher Walsh has been a shareholder at all times relevant hereto and is a shareholder of Complete Genomics.

13. Defendant Complete Genomics is a Delaware corporation with principal executive offices located at 2071 Stierlin Court, Mountain View, California. The Company has successfully developed and commercialized advanced technologies for human genome sequencing, and recently announced the development of the LFR technology, which produces the most accurate whole human genomes available today. Complete Genomics’ advanced informatics and analysis systems provide genomic information needed to better understand the prevention, diagnosis, and treatment of diseases. These systems are expected to create the capability for future widespread use of human genome sequencing by physicians in clinical settings.

14. Defendant Reid is President, CEO, and Chairman of Complete Genomics and has been since founding the Company in July 2005. In connection with the Proposed Acquisition, defendant Reid entered into a Tender and Support Agreement with BGI and Merger Sub pursuant to which he agreed to tender his shares in the Offer.

15. Defendant Charles P. Waite, Jr. (“Waite”) is a Complete Genomics director and has been since March 2006. In connection with the Proposed Acquisition, defendant Waite entered into a Tender and Support Agreement with BGI and Merger Sub pursuant to which he agreed to tender his shares in the Offer.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

16. Defendant C. Thomas Caskey (“Caskey”) is a Complete Genomics director and has been since August 2009. In connection with the Proposed Acquisition, defendant Caskey entered into a Tender and Support Agreement with BGI and Merger Sub pursuant to which he agreed to tender his shares in the Offer.

17. Defendant Lewis J. Shuster (“Shuster”) is a Complete Genomics director and has been since April 2010. In connection with the Proposed Acquisition, defendant Shuster entered into a Tender and Support Agreement with BGI and Merger Sub pursuant to which he agreed to tender his shares in the Offer.

18. Defendant Robert T. Wall (“Wall”) is a Complete Genomics director and has been since September 2010. In connection with the Proposed Acquisition, defendant Wall entered into a Tender and Support Agreement with BGI and Merger Sub pursuant to which he agreed to tender his shares in the Offer.

19. Defendant BGI is an international genomics company organized under the laws of the People’s Republic of China. BGI’s principal executive offices are located at Beishan Industrial Zone, Yantian District, Shenzhen, 518083, People’s Republic of China. Upon completion of the Proposed Acquisition, BGI will become the parent of Complete Genomics.

20. Defendant Merger Sub is a Delaware corporation and a wholly owned subsidiary of BGI. Upon completion of the Proposed Acquisition, Merger Sub with merge with and into Complete Genomics and will cease its separate corporate existence.

21. The true names and capacities of defendants sued herein under California Code of Civil Procedure §474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this complaint and include these Doe defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class (as defined herein).

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

22. Under Delaware law, the officers and directors of a publicly traded corporation have fiduciary duties of loyalty and care to shareholders. To diligently comply with these duties, neither the officers nor the directors may take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage, inhibit, or deter alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits themselves from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the officers and/or directors with preferential treatment at the expense of, or separate from, the public shareholders.

23. In accordance with their duties of loyalty, the Individual Defendants, as officers and/or directors of Complete Genomics, are obligated under Delaware law to refrain from:

(a ) participating in any transaction where the officers’ or directors’ loyalties are divided;

(b) participating in any transaction where the officers or directors receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

24. Defendants, separately and together, in connection with the Proposed Acquisition, are knowingly or recklessly violating their fiduciary duties and aiding and abetting such breaches, including their duties of loyalty, good faith, and independence owed to plaintiff and other public shareholders of Complete Genomics. Certain of the defendants stand on both sides of the transaction, are engaging in self-dealing, are obtaining for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class. Certain

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

Complete Genomics executives and directors are also retaining their prestigious and lucrative positions and compensation at the post-Proposed Acquisition company. These executives and directors have managed to secure for themselves substantial employment at the expense of the shareholders’ best interests. Accordingly, the Proposed Acquisition will benefit the Individual Defendants in significant ways not shared with the Class members. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their Complete Genomics’ common stock in the Proposed Acquisition.

25. Because the Individual Defendants are knowingly or recklessly breaching their duties of loyalty, good faith, and independence in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price, and terms, is placed upon defendants as a matter of law.

THE PROPOSED ACQUISITION

26. On September 17, 2012, Complete Genomics and BGI jointly issued the following press release announcing that the Individual Defendants had agreed to sell Complete Genomics to BGI for $3.15 per Complete Genomics share:

Complete Genomics, Inc. (NASDAQ: GNOM) (“Complete”), an innovative leader in whole human genomic sequencing, and BGI-Shenzhen (“BGI”), a leading international genomics company based in Shenzhen, China, today announced that they have entered into a definitive merger agreement. Through this agreement, a wholly-owned U.S. subsidiary of BGI will launch a tender offer to purchase all outstanding shares of common stock of Complete for $3.15 per share in cash, without interest. This price represents approximately a 54% premium to the $2.04 closing price per share of Complete common stock on June 4, 2012, the last trading day prior to Complete’s announcement that it was undertaking an evaluation of strategic alternatives to secure the financial resources needed for continued commercialization of its technology.

Complete’s board of directors has unanimously recommended that stockholders accept the offer and tender their shares. Based on the number of fully diluted outstanding shares of Complete, the aggregate value of the transaction is approximately $117.6 million. In addition, Complete and an affiliate of BGI have entered into an agreement pursuant to which Complete will be provided with up to $30 million in bridge financing for its operations following the signing of the merger agreement.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

Complete provides whole human genome sequencing, which is used by research centers to conduct medical research that, in the future, is expected to be used by doctors and hospitals to improve both prevention and treatment of disease. BGI operates international genome sequencing centers, which support genetic research into agriculture, animals and humans and serve researchers around the world including the United States. The combination of the two companies is expected to bring together complementary scientific and technological expertise and R&D capabilities. Complete will continue to be operated as a separate company with headquarters and operations remaining in Mountain View, California.

BGI’s CEO Wang Jun said, “Complete has developed a proprietary whole human genome sequencing technology that, together with other sequencing platforms used by BGI, will fit well with our research and business requirements and position Complete to become an even more successful global innovator. We look forward to growing the business to improve medical research and, when clinical services are provided, support better disease diagnosis with tools that can be used by doctors and hospitals to treat their patients.”

“With the assistance of our advisors, we engaged in a thorough review of a broad set of possible alternatives for the company, and we believe the transaction with BGI represents the best outcome for our stockholders, offering them liquidity and a premium value,” said Dr. Clifford Reid, chairman and CEO of Complete. “In addition, it offers a great outcome for our customers, present and future. The combination of the companies’ resources provides an opportunity to accelerate our vision of providing researchers and physicians with the genomic information needed to prevent, diagnose, and treat cancers and other genetic diseases.”

The Offer and the Merger

Under the terms of the definitive merger agreement, a wholly-owned subsidiary of BGI will commence a tender offer to purchase all of the outstanding shares of Complete common stock for $3.15 per share in cash, without interest, within seven business days and the tender offer will remain open for a minimum of 20 business days following the commencement. All of Complete’s directors and executive officers as well as certain other major stockholders, who collectively own approximately 17.5% of the outstanding common stock of Complete, have entered into a tender and support agreement and have agreed to tender all of their shares pursuant to the tender offer. The tender offer is conditioned upon the satisfaction of various conditions, including, at least a majority of the outstanding common stock of Complete (determined on a fully diluted basis) being tendered, the termination of any waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, clearance by the Committee on Foreign Investment in the United States, the approval of certain governmental authorities in the People’s Republic of China, as well as the satisfaction of other customary conditions. The transaction is expected to be completed in early 2013. The merger agreement also provides for the parties to effect, subject to customary conditions, a merger to be completed following the completion of the tender offer which would result in all shares not tendered in the tender offer being converted into the right to receive $3.15 per share in cash, without interest.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

27. On September 17, 2012, the Company also filed a Form 8-K with the U.S. Securities and Exchange Commission (“SEC”) wherein it disclosed the Merger Agreement. The Merger Agreement contains a number of draconian deal protection devices designed to preclude any competing bids for Complete Genomics from emerging in the period following the announcement of the Proposed Acquisition – effectively locking-up the deal in favor of BGI. As the Individual Defendants were duty bound to maximize shareholder value in connection with the Proposed Acquisition, the inclusion of these provisions, as detailed below, constitutes a further breach of their fiduciary duties.

28. Section 1.8 of the Merger Agreement contains the irrevocable Top-Up Option. This Top-Up Option will allow BGI to pursue a short-form merger, and thus prevent any shareholder vote on the Proposed Acquisition, even if the requisite number of shares is not tendered in the Offer. In particular, section 1.8(a) states:

The Company hereby irrevocably grants to the Purchaser an option (the “Top-Up Option”), exercisable only upon the terms and subject to the conditions set forth herein, to purchase from the Company at a price per share equal to the Offer Price an aggregate number of newly issued shares of Company Common Stock (the “Top-Up Option Shares”) equal to the lowest number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned by Parent and the Purchaser at the time of such exercise, shall constitute one share more than 90% of the Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares).

29. In an effort that increases the likelihood of avoiding any shareholder vote on the Proposed Acquisition, the Individual Defendants (and several other shareholders) entered into the Tender and Support Agreement with BGI and Merger Sub in connection with the Proposed Acquisition. This agreement, dated September 15, 2012, binds the Individual Defendants to tender their Complete Genomics shares in the Offer. Through the Tender and Support Agreement, defendants have already secured approximately 17.5% of the Company’s outstanding shares to be tendered in the Offer, substantially reducing the number of additional shares that must be tendered in order for BGI to exercise the Top-Up Option.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

30. Further, under section 5.3 of the Merger Agreement, Complete Genomics is subject to a strict no-solicitation clause that prohibits the Company from seeking a superior offer for its shareholders. Section 5.3(a) states that Complete Genomics:

…shall not, and shall cause the Company Subsidiaries not to, and shall instruct the Representatives of the Company and the Company Subsidiaries not to, nor shall the Company authorize or permit any Representatives of the Company or any Company Subsidiary to, directly or indirectly: (i) solicit, initiate, seek or knowingly encourage or facilitate any Acquisition Proposal or take any action to solicit, initiate, seek or knowingly encourage or facilitate any inquiry, expression of interest, proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) enter into, participate or engage in, maintain or continue any discussions or negotiations relating to, any Acquisition Proposal with any Person other than Parent or the Purchaser, (iii) furnish to any Person other than Parent or the Purchaser any non-public information that the Company believes or should reasonably know could be used for the purposes of formulating or furthering any Acquisition Proposal, (iv) approve, endorse, recommend, execute or enter into any agreement, letter of intent or Contract with respect to an Acquisition Proposal or otherwise relating to or that is intended to or would reasonably be expected to lead to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement) or enter into any agreement, arrangement, understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement, (v) submit any Acquisition Proposal or any matter related thereto to the vote of the stockholders of the Company, (vi) waive, terminate, modify, fail to enforce or release any Person other than Parent or the Purchaser from any provision of or grant any permission, waiver or request under any “standstill,” confidentiality or similar agreement or obligation or (vii) propose, resolve or agree to do any of the foregoing.

31. Though the Merger Agreement ostensibly has a “fiduciary out” provision that allows the Company to negotiate with other bidders, it may only do so in the rare event that the potential acquirer first makes a bona fide, unsolicited written acquisition proposal which the Board determines, in good faith and after consultation with its financial and legal advisors, is superior to the Proposed Acquisition. The inability of the Company to provide any non-public information to, much less communicate with, any third-party regarding a potential transaction – as well as the fact that section 5.3(b) of the Merger Agreement requires Complete Genomics to notify BGI of any potentially “superior” offer it receives – renders the purported “fiduciary out” provision illusory and the likelihood of any rival bidder emerging, at best, miniscule.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

32. The likelihood of another offer emerging is even further reduced by the “matching rights” provision contained in section 5.3(e)(i) of the Merger Agreement. This provision affords BGI a five business day window within which to consider and match the terms of any superior proposal received by the Company, thereby further dissuading any competing bidders from emerging.

33. Section 7.2(b) of the Merger Agreement subjects Complete Genomics to another preclusive deal-protection provision in the form of a $4 million termination fee payable to BGI should a superior proposal ultimately be accepted. This payment represents 3.7% of the total equity value of the Proposed Acquisition and increases the amount per share that a competing bidder would have to offer to acquire the Company by at least $0.11 before it would even potentially qualify as a superior proposal under the Merger Agreement. To make matters worse, this additional consideration would be paid directly to BGI rather than Complete Genomics shareholders, thereby making it even more difficult for any competing bidder to acquire the Company.

34. Finally, section 7.2(b) of the Merger Agreement also subjects the Company to an additional termination penalty related to the Loan Agreement Complete Genomics entered into on September 15, 2012, with a subsidiary of BGI. The Loan Agreement, devised in connection with the Proposed Acquisition, established a $30 million note from which the Company may draw $6 million per month, with the first draw scheduled on or about October 1, 2012. However, section 7.2(b) of the Merger Agreement requires that in the event Complete Genomics accepts a superior offer, it must pay a termination penalty of 4% of the amount outstanding under the Loan Agreement (in addition to the interest on the loan), as well as the $4 million termination fee described above. For example, if the Company were to draw each of its monthly allotments up to the full $30 million and then terminate the Merger Agreement to accept a superior proposal, it would be liable for an additional termination penalty of $1.2 million. The total termination fee of $5.2 million implied under this scenario amounts to a penalty approaching an excessive 5% of the Proposed Acquisition’s equity value.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

35. Should the Company accept a superior proposal, the Loan Agreement would further enrich BGI at the expense of the Company’s shareholders under a provision that allows BGI to convert any outstanding amounts to shares of Complete Genomics stock. Specifically, any amounts outstanding under the loan would be convertible to Complete Genomics stock at the Proposed Consideration amount of $3.15 per share. BGI would pocket the spread between $3.15 per share and the per share price of the superior offer, along with the termination fee and additional penalty described above. Further, because the conversion would necessitate an enormous issuance of additional Company shares, it would substantially increase the cost to acquire the Company’s equity for a competing bidder.

36. These onerous and preclusive deal protection devices, which will operate in conjunction to unreasonably deter and discourage superior offers from other interested parties, were agreed to by the Individual Defendants to help secure the personal benefits and unfair profits afforded to them. By negotiating for such personal benefits in connection with the consummation of the Proposed Acquisition, the Individual Defendants placed their own personal interests before those of the Company’s shareholders thus resulting in the Proposed Acquisition being presented to Complete Genomics shareholders at an untenable and inadequate offer price which, arguably, cannot be topped by a competing bidder.

FAILURE TO MAXIMIZE SHAREHOLDER VALUE

37. The Individual Defendants’ fiduciary duties require them to maximize shareholder value when entering into a change-in-control transaction such as the Proposed Acquisition. Here, however, the Individual Defendants’ eagerness to enter into an acquisition with BGI resulted in a sales process that was not designed to obtain the maximum price for Complete Genomics shareholders. As a result, the Company’s public stockholders have been, and will continue to be, denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company. Indeed, the Proposed Consideration does not reflect the true inherent value of the Company as known to the Individual Defendants, as directors and officers of Complete Genomics, and BGI at the time the Proposed Acquisition was announced.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

38. The inadequacy of the Proposed Consideration is evidenced by the Company’s recent and anticipated future performance. While BGI did have a temporary run of weaker results that depressed its stock price, the Company’s recent contract wins and positive publicity, forthcoming CLIA license, and most importantly its industry-leading LFR technology have created substantial future value prospects for Complete Genomics for which its shareholders will be grossly undercompensated in the Proposed Acquisition.

39. The genome sequencing industry, in particular clinical genome sequencing applications to allow physicians to diagnose and treat patients using genome sequencing, is beginning to boom. “It’s a very attractive industry, it’s growing fast, there’s huge potential in so many areas for sequencing that I think it’s drawn a lot of attention, so there’s been some attempts at consolidation,” stated industry leader Jay Flatley in an interview reported by Bloomberg on September 18, 2012. Much of the rapid expansion in the industry is expected to be from doctors and hospitals to improve both prevention and treatment of disease, the very applications for which the Company’s technology is intended.

40. The technology Complete Genomics has developed for these uses, the LFR application, provides the most accurate human genome sequencing available – ten times more accurate than existing applications. In its July 11, 2012 press release announcing the breakthrough, the Company expounded on the technology’s potential:

Complete Genomics, Inc. (Nasdaq:GNOM) today announced that its Long Fragment Read (LFR) technology for whole genome sequencing dramatically improves accuracy, enables fully-phased genomes, and significantly reduces the amount of DNA required for testing. Complete’s LFR technology should accelerate the use of whole genome sequencing by physicians to diagnose and treat their patients.

“We expect the introduction of this technological breakthrough to accelerate the move of whole genome sequencing into patient care, which in turn will begin to change the face of medicine,” said Dr. Clifford Reid, Complete Genomics’ chairman, president and CEO.

“The Nature paper by Peters et al. describes how our LFR technology uses ‘barcoded’ DNA to generate whole genome sequencing with approximately one error in 10 million base pairs, or just 600 errors in an entire human genome,” said

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

Dr. Rade Drmanac, the company’s chief scientific officer and inventor of the LFR technology. “This represents a 10-fold, increase in accuracy for Complete and is unmatched by any high-sensitivity method currently available.”

41. Armed with the most advanced technology in the industry, the Company’s next step towards commercial success is to develop the infrastructure necessary to serve the clinical market for human genome sequences, which requires a CLIA license. While Complete Genomics has not yet earned this license, the Company announced in its August 8, 2012 press release that approval is mere months away. The press release quoted defendant Reid as follows:

“In addition to servicing our existing research customers, we made significant progress in establishing our clinical offering,” said Dr. Clifford Reid, chairman, president and CEO of Complete Genomics. “At the end of July, we submitted our application for a CLIA license to operate a clinical laboratory and expect to receive our license in the coming months.”

42. With industry-leading technology and the clinical laboratory capable of supporting a clinical offering, the missing piece for Complete Genomics would be a roster of customers. Fortunately, even before announcing its groundbreaking LFR technology, the Company had begun signing up prestigious clients and building an impressive distribution network. On February 13, 2012, for example, Complete Genomics announced a “large-scale” agreement to provide sequencing services for the Mayo Clinic. The press release stated:

Complete Genomics Inc. (Nasdaq:GNOM) announced today that it has been selected by Mayo Clinic’s Center for Individualized Medicine to provide outsourced whole human genome sequencing. Mayo Clinic researchers will now be able to employ Complete Genomics’ sequencing service for some of its large- scale whole genome sequencing projects.

Just a few months later, on May 8, 2012, the Company issued another press release announcing the expansion of its distribution network, stating:

Complete Genomics Inc. (Nasdaq:GNOM), the whole human genome sequencing company, today announced that it has signed four new distributor agreements with well-established Asia-Pacific life sciences companies – GeneWorks Pty Ltd. In Australia, Cyagen Biosciences in China, AR Brown Co. Ltd. in Japan, and BML in Korea – to better serve customers in those regions. These distributors will complement Complete Genomics’ high-quality sequencing by enhancing service accessibility, convenience, and the efficient delivery of data to its regional customers.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

43. This combination of technology, the forthcoming CLIA license, and existing and expanding customer and distribution networks has Complete Genomics well-positioned to seize on the rapid growth in the human genome sequencing industry. Further, the Company’s focus on clinical applications and the viability of its leading LFR technology positions Complete Genomics to be a leader in the emerging market for sequencing in patient care. Why the Board would sell the Company and its impressive prospects, even in the midst of a temporary depression in the stock price, is difficult to fathom.

44. Even harder to justify is the Board selling Complete Genomics, and divesting the Company’s common shareholders’ interest in this exciting business, for the grossly inadequate Proposed Consideration. The Proposed Consideration is barely more than one-third of the price at which Complete Genomics shares sold in the Company’s November 2010 initial public offering, and only one-sixth of the price at which the stock traded in June 2011. Further, the Proposed Consideration is 37% lower than the $5.00 per share target price for Complete Genomics presented in a June 27, 2012 analyst report by Jon Wood at Jefferies & Company. Given these factors, along with the Company’s outstanding prospects for future growth, the $3.15 per share Proposed Consideration grossly undervalues Complete Genomics and would unfairly divest its shareholders of their interest in the Company.

45. By reason of their positions with Complete Genomics, the Individual Defendants have access to non-public information concerning the financial condition and prospects of Complete Genomics. Thus, there exists an imbalance and disparity of knowledge and economic power between the Individual Defendants and the public shareholders of Complete Genomics. Therefore, it is inherently unfair for the Individual Defendants to execute and pursue any Proposed Acquisition agreement under which they will reap disproportionate benefits to the exclusion of obtaining the best value for shareholders. Instead, the Individual Defendants disloyally placed their own interests first, and tailored the terms and conditions of the Proposed Acquisition to meet their own personal needs and objectives. Certain Individual Defendants are also receiving prestigious positions at the combined company.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

46. Instead of maximizing value for all Complete Genomics shareholders, the officers and directors of Complete Genomics have decided to pursue their own interests. Defendant Reid, for example, is entitled to continue his lucrative employment with the Company following the consummation of the Proposed Acquisition. Indeed, according to section 1.4(c) of the Merger Agreement, all of the officers of Complete Genomics are entitled to continue as officers of the go-forward company, and defendants have stated that “BGI intends to preserve and support [the Company’s] culture and maintain headquarters and operations [    ] in Mountain View.”

47. In order to meet their fiduciary duties, the Individual Defendants are obligated to explore transactions that will maximize shareholder value, and not structure a preferential deal for themselves. Due to the Individual Defendants’ eagerness to enter into a transaction with BGI, they failed to implement a process to obtain the maximum price for Complete Genomics shareholders.

48. As a result of defendants’ conduct, Complete Genomics’ public stockholders have been and will continue to be denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company. The consideration reflected in the Merger Agreement does not reflect the true inherent value of the Company that was known only to the Individual Defendants, as directors and officers of Complete Genomics, and BGI at the time the Proposed Acquisition was announced. Indeed, the Individual Defendants ensured that Complete Genomics would be sold to one buyer and one buyer only.

49. The Proposed Acquisition is wrongful, unfair, and harmful to Complete Genomics’ public stockholders, and represents an effort by the Individual Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of the Class members. Specifically, defendants are attempting to deny plaintiff and the Class their shareholder rights through the sale of Complete Genomics via an unfair process. Accordingly, the Proposed Acquisition will benefit the Individual Defendants at the expense of Complete Genomics shareholders.

50. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•

Withdraw their consent to the merger of Complete Genomics with BGI and allow the shares to trade freely without impediments such as the aforementioned no-solicitation, matching rights, termination fee, Top-Up Option, and Tender and Support Agreement provisions;

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

•	Act independently so that the interests of Complete Genomics’ public stockholders will be protected;

•

Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Complete Genomics’ public stockholders; and

•	Solicit competing bids to BGI’s offer to ensure that the Company’s shareholders are receiving the maximum value for their shares.

CLASS ACTION ALLEGATIONS

51. Plaintiff brings this action for himself and on behalf of all holders of Complete Genomics common stock which have been or will be harmed by the conduct described herein (the “Class”). Excluded from the Class are the defendants and any individual or entity affiliated with any defendant.

52. This action is properly maintainable as a class action.

53. The Class is so numerous that joinder of all members is impracticable. According to the Company’s SEC filings, there were more than thirty-four million shares of Complete Genomics’ common stock outstanding as of September 12, 2012.

54. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, good faith, diligence, fair dealing, independence, and/or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

(b) whether the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(c) whether the Individual Defendants are conflicted or otherwise engaging in self-dealing in connection with the Proposed Acquisition;

(d) whether the Individual Defendants have breached any of their other fiduciary duties owed to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including their duty of candor;

(e) whether the Individual Defendants are unjustly enriching themselves and/or the other insiders/affiliates of Complete Genomics in connection with the Proposed Acquisition;

(f) whether the Individual Defendants, in bad faith and for improper motives, impeded or erected barriers designed to discourage other potentially interested parties from making an offer to acquire the Company or its assets;

(g) whether Complete Genomics aided and abetted any of the Individual Defendants’ breaches of fiduciary duty owed to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(h) whether BGI and/or Merger Sub aided and abetted any of the Individual Defendants’ breaches of fiduciary duty owed to plaintiff and the other members of the Class in connection with the Proposed Acquisition; and

(i) whether plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Acquisition consummated without the actions complained of herein being corrected.

55. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

56. Plaintiff has retained competent counsel experienced in litigation of this nature and will fairly and adequately represent and protect the interests of the Class.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

57. The prosecution, of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

58. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

59. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants and Does 1-15

60. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

61. The Individual Defendants and Does 1-15 have violated the fiduciary duties of care, loyalty, and independence owed to the public shareholders of Complete Genomics and have acted to put their personal interests ahead of the interests of Complete Genomics shareholders.

62. By the acts, transactions, and course of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value inherent in and arising from Complete Genomics.

63. The Individual Defendants and Does 1-15 have violated their fiduciary duties by entering Complete Genomics into the Proposed Acquisition without regard to the effect of the proposed transaction on Complete Genomics shareholders.

64. As demonstrated by the allegations above, the Individual Defendants and Does 1- 15 failed to exercise the care required, and breached their duties of loyalty and independence owed to the shareholders of Complete Genomics because, among other reasons:

(a) they failed to take steps to maximize the value of Complete Genomics to its public shareholders;

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

(b) they failed to properly value Complete Genomics and its various assets and operations; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Acquisition.

65. Because the Individual Defendants and Does 1-15 dominate and control the business and corporate affairs of Complete Genomics, and are in possession of or have access to private corporate information concerning Complete Genomics’ assets, business, and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Complete Genomics which makes it inherently unfair for them to pursue and recommend any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing shareholder value.

66. By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants and Does 1-15 have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

67. The Individual Defendants and Does 1-15 are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

68. As a result of the Individual Defendants and Does 1-15’s unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Complete Genomics’ assets and operations. Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s- length negotiations on the Proposed Acquisition terms, and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

69. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against Complete Genomics

70. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

71. The Individual Defendants and Does 1-15 owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

72. By committing the acts alleged herein, the Individual Defendants and Does 1-15 breached their fiduciary duties owed to plaintiff and the members of the Class.

73. Complete Genomics colluded in or aided and abetted the Individual Defendants and Does 1-15’s breaches of fiduciary duties, and was an active and knowing participant in the Individual Defendants and Does 1-15’s breaches of fiduciary duties owed to plaintiff and the members of the Class.

74. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

THIRD CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against

BGI, Merger Sub, and Does 16-25

75. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

76. The Individual Defendants and Does 1-15 owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

77. By committing the acts alleged herein, the Individual Defendants and Does 1-15 breached their fiduciary duties owed to plaintiff and the members of the Class.

78. Defendants BGI, Merger Sub, and Does 16-25 colluded in or aided and abetted the Individual Defendants and Does 1-15’s breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants and Does 1-15’s breaches of fiduciary duties owed to plaintiff and the members of the Class.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

79. Defendants BGI, Merger Sub, and Does 16-25 participated in the breach of the fiduciary duties by the Individual Defendants and Does 1-15 for the purpose of advancing their own interests. Defendants BGI, Merger Sub, and Does 16-25 obtained and will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants and Does 1-15’s breaches. Defendants BGI, Merger Sub, and Does 16-25 will benefit from the acquisition of the Company at an inadequate and unfair price if the Proposed Acquisition is consummated.

80. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in his favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the Merger Agreement was agreed to in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

C. Rescinding, to the extent already implemented, the Merger Agreement;

D. Enjoining defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process reasonably designed to enter into a merger agreement providing the best possible value for shareholders;

E. Directing the Individual Defendants to exercise their fiduciary duties to commence a sale process that is reasonably designed to secure the best possible consideration for Complete Genomics and obtain a transaction which is in the best interests of Complete Genomics shareholders;

F. Imposition of a constructive trust, in favor of plaintiff and members of the Class, upon any benefits improperly received by defendants as a result of their wrongful conduct;

G. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

H. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: September 21, 2012	ROBBINS UMEDA LLP
BRIAN J. ROBBINS
STEPHEN J. ODDO
ARSHAN AMIRI
EDWARD B. GERARD
JUSTIN RIEGER

BRIAN J. ROBBINS

600 B Street, Suite 1900
San Diego, CA 92101
Telephone: (619) 525-3990
Facsimile: (619)525-3991

Attorneys for Plaintiff

770362

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY